April 22, 2013

Kieran G. Brown, Esq.
Senior Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  FSI Low Beta Absolute Return Fund (File Nos. 333-176227 and 811-22595)

Dear Mr. Brown:

On September 21, 2012, FSI Low Beta Absolute Return Fund (the “Fund”) filed Pre-Effective Amendment No. 1 to its registration statement on Form N-2 with the U.S. Securities and Exchange Commission (the “SEC”) to reflect new and revised disclosures in the prospectus and statement of additional information (accession number 0001435109-12-000229)(the “Registration Statement”). Following below is a summary of the comments you provided via telephone on Thursday, October 25, 2012 regarding the Registration Statement and the Fund’s responses to the comments.

The Fund acknowledges that: (1) the SEC or the staff, acting pursuant to delegated authority in declaring the registration statement effective does not prevent the SEC from taking any action with respect to its registration statement; (2) the SEC or staff, acting pursuant to delegated authority in declaring the registration statement effective, does not relieve the Fund from its full responsibility for the adequacy and the accuracy of the disclosure in its registration statement and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please note that FINRA is still reviewing filings concerning the Fund made by the Fund’s distributor regarding, among other things, the Registration Statement.

Prospectus

1.	COMMENT: In the Prospectus Summary, in the fifth paragraph under “Investment Policies” please replace or remove the term “diversified.”

RESPONSE: The Fund has revised disclosure in accordance with the staff’s comment.

2.
COMMENT: In the Prospectus Summary under “Investment Adviser and Sub-Advisers,” for the Adviser and each Sub-Adviser please include additional disclosure concerning how long each has provided investment advisory services and assets under management information. Also, please include clarifying disclosure that reference to “100 years” and “60 years” reflects the cumulative experience of firm members.

RESPONSE:  The Fund has included additional disclosure in accordance with the staff’s comment.

3.
COMMENT: In the Prospectus Summary under “Distribution Policy,” please clarify whether the Fund can make distributions on return of capital and, if so, include additional disclosure concerning the tax implications of such distributions.

RESPONSE: The Fund confirms that distributions will be comprised only of net investment income and net realized capital gains.

4.
COMMENT: In Investment Information under “Investment Policies,” please include additional disclosure after the second sentence of the second paragraph that the Adviser may not have the same level of in-depth knowledge concerning Sub-Funds as for Underlying Funds.

RESPONSE: The Fund has included additional disclosure in accordance with the staff’s comment.

5.
COMMENT: In Investment Information under “Fundamental Policies,” please state that, with respect to the limitation related to concentration in any one industry, that in making such determinations the Fund will look through to the investments of affiliated funds and, to the extent known, the investments of unaffiliated funds.

RESPONSE: The Fund has included additional disclosure in accordance with the staff’s comment.

6.	COMMENT: In Certain Risk Factors, Investment Risks under “Distressed Companies,” please remove “although they may also offer the potential for high returns” as this is not a risk.

RESPONSE: The Fund has revised disclosure in accordance with the staff’s comment.

7.
COMMENT: In Certain Risk Factors, Risks Related to Underlying Funds under “Potential Conflict of Interest,” please include additional disclosure clarifying that the Adviser or a Sub-Adviser have an incentive to use leverage when it would be unwise to do so.

RESPONSE:  The Fund has included additional disclosure consistent with the staff’s comment.

8.
COMMENT: In Management under “Board of Trustees and Investment Adviser,” for each Sub-Adviser please include additional disclosure concerning how long each has provided investment advisory services and assets under management information.

RESPONSE:  The Fund has included additional disclosure in accordance with the staff’s comment.

9.	COMMENT: In Management under “Board of Trustees and Investment Adviser,” in the final paragraph please disclose the period covered by the referenced annual or semi-annual report.

RESPONSE: The Fund has included additional disclosure in accordance with the staff’s comment.

Statement of Additional Information

10.
COMMENT: In Board of Trustees relative to disclosure concerning the experience and skill of each trustee, please provide clarifying disclosure why such experience and skills argues in favor of service as trustee.

RESPONSE: The Fund has included additional disclosure in accordance with the staff’s comment.

11.	COMMENT: In Code of Ethics, in the fourth sentence please revise “to invest in securities held by the Fund” to “to invest in securities that may be purchased or held by the Fund.”

RESPONSE: The Fund has amended disclosure in accordance with the staff’s comment.

If you should have any questions regarding the enclosed information, please contact me directly at (207) 228-7295.

Kind regards,

/s/Leslie K. Klenk, Esq.

Leslie K. Klenk, Esq.

cc:           Gary W. Gould, FSI Low Beta Absolute Return Fund